Filed by Hughes Electronics Corporation
Subject Company — Hughes Electronics Corporation
and General Motors Corporation
and Echostar Communications Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Commission File No.: 333-84472

The documents set forth below are available on Hughes’ Merger Support Website beginning September 27, 2002.

In connection with the proposed transactions, General Motors Corporation (“GM”), HEC Holdings, Inc. (“Hughes Holdings”) and EchoStar Communications Corporation (“EchoStar”) have filed amended preliminary materials with the Securities and Exchange Commission (“SEC”), including a Registration Statement of Hughes Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be further amended. Holders of GM $1-2/3 and GM Class H common stock are urged to read the definitive versions of these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. The preliminary materials, the definitive versions of these materials and other relevant materials (when they become available), and any other documents filed by GM, Hughes Electronics Corporation (“Hughes”), Hughes Holdings or EchoStar with the SEC may be obtained for free at the SEC’s website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM’s solicitation of consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the amended preliminary consent solicitation statement/information statement/prospectus filed with the SEC and the definitive consent solicitation statement/information statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes, Hughes Holdings or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

California

Total TV Households: 11,561,050
Cable Subscribers: 7,884, 780 (68.20%)
Satellite Subscribers: 2,091,150 (18.09%)

Current local broadcast markets served:
• Los Angeles, CA
• San Francisco-Oakland-San Jose, CA
• Phoenix, AZ
• Sacramento-Stockton-Modesto, CA
• San Diego, CA
• Fresno — Visalia, CA (EchoStar Only)
• Reno, NV (EchoStar Only)

Markets that consumers will see added if the merger is approved:
• Monterery-Salinas, CA
• Santa Barbara-Santa Maria, San Luis Obispo, CA
• Eureka, CA
• Medford et.al., OR
• Chico-Redding, CA
• Bakersfield, CA
• Palm Springs, CA
• Yuma-El Centro, AZ-CA

State Access to Broadband Internet
Pre-Merger: 93%
Post-Merger: 100%

Kentucky

Total TV Households: 1,516,310
Cable Subscribers: 1,003,000 (66.15%)
Satellite Subscribers: 412,482 (27.20%)

Current local broadcast markets served:
• Nashville, TN
• Cincinnati, OH
• Knoxville, TN (DIRECTV Only)

Markets that consumers will see added if the merger is approved:
• Bowling Green, KY
• Louisville, KY
• Charleston-Huntington, WV
• Lexington, KY
• Paducah, KY- Cape Girardeau, MO
• Harrisburg-Mt. Vernon, IL
• Tri-Cities, TN-VA
• Evansville, IN

State Access to Broadband Internet
Pre-Merger: 60%
Post-Merger: 100%

Nevada

Total TV Households: 788,220
Cable Subscribers: 548,080 (69.53%)
Satellite Subscribers: 138,936 (17.63%)

Current local broadcast markets served:
• Salt Lake City, UT
• Las Vegas, NV (DIRECTV Only)
• Reno, NV (EchoStar Only)

State Access to Broadband Internet
Pre-Merger: 78%
Post-Merger: 100%

Pennsylvania

Total TV Households: 4,559,840
Cable Subscribers: 3,548,830 (77.83%)
Satellite Subscribers: 577,754 (12.67%)

Current local broadcast markets served:
• New York, NY
• Philadelphia, PA
• Washington, DC (Hagerstown, MD)
• Pittsburgh, PA
• Buffalo, NY (DIRECTV Only)
• Harrisburg–Lancaster–Lebanaon-York, PA (EchoStar Only)

Markets that consumers will see added if the merger is approved:
• Wilkes Barre-Scranton, PA
• Johnstown – Altoona, PA
• Youngstown, OH
• Erie, PA
• Elmira, NY

State Access to Broadband Internet
Pre-Merger: 78%
Post-Merger: 100%

Tennesse

Total TV Households: 2,139,070
Cable Subscribers: 1,421,000 (66.43%)
Satellite Subscribers: 540,846 (25.28%)

Current local broadcast markets served:
• Nashville, TN
• Memphis, TN (DIRECTV Only)
• Knoxville, TN (DIRECTV Only)

Markets that consumers will see added if the merger is approved:
• Jackson, TN
• Paducah, KY; Cape Girardeau, MO
• Harrisburg-Mt. Vernon, IL
• Huntsville-Decatur (Florence), AL
• Chattanooga, TN
• Tri-Cities, TN-VA

State Access to Broadband Internet
Pre-Merger: 82%
Post-Merger: 100%

THE ECHOSTAR/HUGHES MERGER

LOCAL CHANNELS AND COMPETITIVE BROADBAND
FOR ALL AMERICANS

SEPTEMBER 2002

THE BENEFITS OF THE ECHOSTAR/HUGHES MERGER

February 26, 2002

EchoStar Communications Corporation, Hughes Electronics and General Motors believe that consumers will reap tremendous benefits from the merger of EchoStar and HUGHES. The companies’ two services, DISH Network and DIRECTV®, today each transmit a total of MORE THAN 500 IDENTICAL CHANNELS. Consumers will benefit from the massive increase in Direct Broadcast Satellite (DBS) satellite capacity that will result from the elimination of this DUPLICATIVE PROGRAMMING. Indeed, as a direct result of the completion of this merger, consumers across the continental United States, Alaska and Hawaii will have access to local broadcast channels with digital-quality television picture and CD-quality sound IN EVERY ONE OF THE 210 TELEVISION MARKETS COVERING THE COUNTRY.

Subsequent to the announcement of the merger agreement on October 28, 2001, a series of pre-merger transition meetings between DISH Network and DIRECTV engineers have been held to analyze the technical and economic feasibility of a “Local Channels, All Americans” plan by which the merged company could offer every U.S. consumer access to satellite-delivered local television signals. After an exhaustive examination of each company’s spectrum and satellite assets, the engineers determined that this plan could become a reality. In a satellite application filed yesterday with the Federal Communications Commission, EchoStar and HUGHES detailed a TECHNICALLY AND COMMERCIALLY FEASIBLE PLAN to build, launch and operate spot-beam spacecraft that will serve all 210 Designated Market Areas (“DMAs”) in the United States, including full compliance with must carry requirements.

New set-top boxes and satellite dishes will be deployed that will be capable of receiving satellite signals from multiple orbital positions. The new receiving equipment will be made available FREE OF CHARGE to all existing DIRECTV and DISH Network subscribers who may need it in order to receive their local channels.

CONTINUED...

2 THE ECHOSTAR/HUGHES MERGER

     ...CONTINUED

Consumers across the country will pay the same price for services delivered by the merged DBS service, i.e., ONE NATION, ONE RATE CARD, regardless of a subscriber’s location. Implementation of the plan will begin immediately upon regulatory approval of the merger, and the rollout can be completed within about 24-36 months thereafter.

The merged company also will establish itself as a source of meaningful satellite-based broadband competition to cable modem and DSL offerings, fulfilling the mission to provide affordable high-speed Internet access to all of America, including the most rural areas of the country. The “digital divide” in the United States is real: some 40 million households in the United States do not have access to high-speed Internet and data services, in large part due to the high cost of wiring homes for these services in less densely populated areas.

Combined, EchoStar and HUGHES will create a more robust satellite platform that will liberate these digital “have nots” by serving every household in the country, including every household in every state. Efficiencies from the combined companies will provide the subscriber base and financial means to move current Ku-band satellite broadband offerings from their status as expensive “niche” services to a more competitive price point for consumers, and then ensure that next-generation Ka-band satellite broadband service becomes a reality for consumers everywhere in the United States.

The combined EchoStar-HUGHES will achieve a new level of vigorous competition to incumbent cable operators, and will not have anticompetitive effects in any market. As this booklet illustrates, the benefits from this merger will allow all Americans to receive their full complement of local channels and national entertainment networks, as well as provide a new source of meaningful satellite-based broadband competition.

# # #

3 THE ECHOSTAR/HUGHES MERGER

TOTAL TELEVISION VIEWING HOUSEHOLDS

•	In the pages that follow, you will see that the merger of HUGHES and EchoStar benefits consumers and serves the public interest.

4 THE ECHOSTAR/HUGHES MERGER	SOURCE:	FCC EIGHTH ANNUAL REPORT, “ANNUAL ASSESSMENT OF THE STATUS OF COMPETITION IN THE MARKET FOR THE DELIVERY OF VIDEO PROGRAMMING,” JAN. 14, 2002, PP. 11, 87

CABLE FRANCHISE AREAS

•	Despite the rapid growth of DBS since 1994, cable television clearly remains the dominant provider of multi-channel pay TV services throughout the country.

•	Over 104 million of the 107 million TV households are located in a cable franchise area.

5 THE ECHOSTAR/HUGHES MERGER	SOURCE:	FCC EIGHTH ANNUAL REPORT, “ANNUAL ASSESSMENT OF THE STATUS OF COMPETITION IN THE MARKET FOR THE DELIVERY OF VIDEO PROGRAMMING,” JAN. 14, 2002, PP. 11, 87; NIELSEN MEDIA RESEARCH, SEPT. 2001

HOUSEHOLDS WITH ACCESS TO DBS WITH LOCAL CHANNELS

•	Today only 74 million TV households, those within the 58 television markets served by DIRECTV and DISH Network, have a fully competitive multi-channel alternative to cable — with local channels.

•	Competitive alternatives to cable did not seriously take form until the launch of DIRECTV in 1994, later joined by DISH Network in 1996.

•	DBS offered more channels and superior picture and sound quality compared to cable, with one notable exception: consumers were not able to receive their local channels via satellite.

•	In 1999, Congress changed the law, allowing satellite carriers to offer local channels. Only at this point did DBS become a viable competitive alternative to cable, at least in those markets in which DIRECTV and DISH Network began delivering local channels.

6 THE ECHOSTAR/HUGHES MERGER	SOURCE:	SKYRESEARCH, FEB. 2002; NIELSEN MEDIA RESEARCH, SEPT. 2001; ECHOSTAR AND DIRECTV, JAN. 31, 2002

HOUSEHOLDS WITH NO COMPETITIVE ALTERNATIVE TODAY

•	33 million TV households are not served with local channels by DBS. Residents in these markets do not have a true competitive alternative to cable.

•	Customers who live in markets in which DBS does not provide local channels are forced to either pay additional subscription fees for a basic cable service to receive their local channels, or install an off-air roof-top antenna — and hope for good reception.

•	Neither DIRECTV nor DISH Network have sufficient spectrum, alone, to provide all local channels as well as the national pay cable networks to viewers in every one of the country’s 210 local channel markets.

7 THE ECHOSTAR/HUGHES MERGER	SOURCE:	SKYRESEARCH, FEB. 2002; NIELSEN MEDIA RESEARCH, SEPT. 2001; ECHOSTAR AND DIRECTV, JAN. 31, 2002

TV HOUSEHOLDS WITH COMPETITIVE ALTERNATIVE AFTER MERGER

•	DIRECTV and DISH Network engineering teams have developed a system that is technologically feasible and economically viable for the merged company to deliver full local broadcast service, in all 210 television markets, including full compliance with federal must carry provisions.

•	The merger of DIRECTV and DISH Network will enable a fully competitive cable alternative — DBS service with local channels — in EVERY television market in the country, including Alaska and Hawaii.

8 THE ECHOSTAR/HUGHES MERGER	SOURCE:	FCC EIGHTH ANNUAL REPORT, “ANNUAL ASSESSMENT OF THE STATUS OF COMPETITION IN THE MARKET FOR THE DELIVERY OF VIDEO PROGRAMMING,” JAN. 14, 2002, PP. 11, 87; ECHOSTAR, HUGHES, FEB. 2002

WITHOUT MERGER: INEFFICIENT SPECTRUM USE

•	The merger will end the inefficient use of spectrum by eliminating the need for each company to transmit more than 500 channels of duplicative programming.

•	The merger will combine each company’s spectrum and advanced satellite assets, making the plan technically achievable.

•	The merger will combine the companies’ subscriber bases, making service to smaller markets commercially feasible.

9 THE ECHOSTAR/HUGHES MERGER	SOURCE:	ECHOSTAR, HUGHES, FEB. 2002

WITH MERGER: SPECTRUM EFFICIENCIES ACHIEVED

•	Implementation could begin immediately following merger approval and the rollout can be completed within about 24-36 months thereafter, allowing delivery of local channels to all Americans.

10 THE ECHOSTAR/HUGHES MERGER	SOURCE:	ECHOSTAR, HUGHES, FEB. 2002

NATIONAL PRICING

•	Consumers across the country will pay the same price for their DBS subscription services, regardless of where they reside. We are one nation, and the combined EchoStar-HUGHES will offer one rate card.

•	For example: a resident of Milwaukee will pay the same fee for his or her local channel package as a customer in Cedarville, Ohio; a resident of Burlington, Vermont, will pay the same price for HBO as a customer in Salt Lake City; and a resident of Mountlake Terrace, Washington, will pay the same price for a basic 125-channel programming package as a customer in New York City.

11 THE ECHOSTAR/HUGHES MERGER	SOURCE:	ECHOSTAR, HUGHES, FEB. 2002

BROADBAND: THE DIGITAL DIVIDE

•	Another benefit of the EchoStar and HUGHES merger comes in the form of competitively priced high-speed Internet access, and the end of the so-called “digital divide” that exists in the “wired” world today.

12 THE ECHOSTAR/HUGHES MERGER	SOURCE:	FCC EIGHTH ANNUAL REPORT, “ANNUAL ASSESSMENT OF THE STATUS OF COMPETITION IN THE MARKET FOR THE DELIVERY OF VIDEO PROGRAMMING,” JAN. 14, 2002, PP. 11, 22, 87; THE BUXTON COMPANY, “BROADBAND DEPLOYMENT,” JAN. 2002

BROADBAND: THE DIGITAL “HAVES”

•	Approximately 67 million households have access to a terrestrial high-speed Internet service.

•	These represent the digital “haves” who are located primarily in the major metropolitan areas.

13 THE ECHOSTAR/HUGHES MERGER	SOURCE:	FCC EIGHTH ANNUAL REPORT, “ANNUAL ASSESSMENT OF THE STATUS OF COMPETITION IN THE MARKET FOR THE DELIVERY OF VIDEO PROGRAMMING,” JAN. 14, 2002, P. 22; THE BUXTON COMPANY, “BROADBAND DEPLOYMENT,” JAN. 2002

BROADBAND: THE DIGITAL “HAVE NOTS”

•	40 million households, located primarily in rural areas, have no access to wired broadband services.

•	This map clearly shows the number of digital “have nots” — those households with no access to DSL or cable modem service.

•	The primary reason for this is simply the expense of rolling out “wired” technologies, such as DSL and cable modem service, to millions of homes, particularly to those beyond the boundaries of urban and suburban markets.

•	Both EchoStar and HUGHES believe many of the “have nots” would be interested in fairly-priced, bundled video and high-speed data services.

14 THE ECHOSTAR/HUGHES MERGER	SOURCE:	FCC EIGHTH ANNUAL REPORT, “ANNUAL ASSESSMENT OF THE STATUS OF COMPETITION IN THE MARKET FOR THE DELIVERY OF VIDEO PROGRAMMING,” JAN. 14, 2002, P. 22; THE BUXTON COMPANY, “BROADBAND DEPLOYMENT,” JAN. 2002

MERGER BRIDGES THE “DIGITAL DIVIDE”

•	The merger will bridge the “digital divide” by providing consumers in every community with a competitively priced high-speed “broadband solution” available to them regardless of their location.

•	The efficiencies gained from the merged company’s combined customer base will enable the offering of a high-speed Internet service that is not only price-competitive with existing providers in urban settings, but also a tremendous benefit for rural customers for whom DSL and cable modem service are unlikely to be available for years to come, if ever.

•	The merger will provide the technical and economic infrastructure to convert every household in the country to a digital “have.”

15 THE ECHOSTAR/HUGHES MERGER	SOURCE:	FCC EIGHTH ANNUAL REPORT, “ANNUAL ASSESSMENT OF THE STATUS OF COMPETITION IN THE MARKET FOR THE DELIVERY OF VIDEO PROGRAMMING,” JAN. 14, 2002, PP. 11, 22, 87; ECHOSTAR AND DIRECTV, JAN. 31, 2002

ONE NATION, ONE DISH

•	Bringing all local channels and broadband service to all consumers’ homes is not a simple endeavor. However, the DIRECTV and DISH Network engineering teams have designed a system that enables the receipt of local channels, other entertainment services AND high-speed Internet access using one consumer-friendly mini-dish.

•	An 18 x 22-inch dish will enable the receipt of signals from the merged company’s three orbital slots.

•	New equipment will process signals from existing spacecraft as well as advanced satellites the merged company will launch to deliver the remaining local broadcast channels and high-speed Internet services to consumers in all states.

•	Equipment will be provided to existing DBS customers AT NO CHARGE — including free service call and installation — to receive their new local channels.

16 THE ECHOSTAR/HUGHES MERGER	SOURCE:	ECHOSTAR, HUGHES, FEB. 2002

CABLE INDUSTRY REMAINS DOMINANT MULTI-CHANNEL VIDEO PROVIDER

•	Eight years after the introduction of DBS services, 78% of multi-channel video subscribers still receive their programming from a franchised cable operator.

•	Cable operators’ market dominance has been strengthened by their upgrades to digital video and cable modem services.

•	The cable industry’s market dominance is further evidenced by its continual price increases to consumers: 37% on average since 1996.

•	The spectrum constraints which exist today will forever keep a separate DIRECTV and DISH Network at a competitive disadvantage to cable for those consumers who live in markets where local channels are not offered by DBS.

17 THE ECHOSTAR/HUGHES MERGER	SOURCE:	FCC EIGHTH ANNUAL REPORT, “ANNUAL ASSESSMENT OF THE STATUS OF COMPETITION IN THE MARKET FOR THE DELIVERY OF VIDEO PROGRAMMING,” JAN. 14, 2002, PP. 11, 87; ECHOSTAR AND DIRECTV, JAN. 31, 2002; “REPORT ON CABLE INDUSTRY PRICES,” FEDERAL COMMUNICATIONS COMMISSION, FEB. 14, 2001, P. 9, AND DEC. 15, 1997, P. 7

LOCAL CHANNELS AND BROADBAND FOR ALL AMERICANS

•	The merger of spectrum at the three orbital slots eliminates these disadvantages through the addition of an enhanced satellite infrastructure that will enable delivery of local channels in EVERY one of the 210 television markets across the country.

•	The merger of EchoStar and HUGHES ensures that prices for video and data services will be the same throughout the country, whether the market is rural or urban/suburban: “one nation, one rate card.”

•	The merged company will bridge the “digital divide” by moving satellite high-speed Internet access from its current high-priced niche to being price-competitive with existing providers — a tremendous benefit for rural customers where DSL and cable modem service are unlikely to be available for years to come.

•	The EchoStar and HUGHES merger merits broad scale support for the clear and definitive benefits it will bring to all Americans.

18 THE ECHOSTAR/HUGHES MERGER	SOURCE:	FCC EIGHTH ANNUAL REPORT, “ANNUAL ASSESSMENT OF THE STATUS OF COMPETITION IN THE MARKET FOR THE DELIVERY OF VIDEO PROGRAMMING,” JAN. 14, 2002, PP. 11, 87; ECHOSTAR AND HUGHES, JAN. 31, 2002

THE ECHOSTAR/HUGHES MERGER

•	Local Channels, All Americans

•	One Nation, One Rate Card

•	Eliminates the “Digital Divide”

TRUE COMPETITION FOR 107 MILLION HOUSEHOLDS

19 THE ECHOSTAR/HUGHES MERGER

SEC LEGEND

In connection with the proposed transactions, General Motors Corporation (“GM”), HEC Holdings, Inc. (“Hughes Holdings”) and EchoStar Communications Corporation (“EchoStar”) have filed amended preliminary materials with the Securities and Exchange Commission (“SEC”), including a Registration Statement of Hughes Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be further amended. Holders of GM $1-2/3 and GM Class H common stock are urged to read the definitive versions of these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. The preliminary materials, the definitive versions of these materials and other relevant materials (when they become available), and any other documents filed by GM, Hughes Electronics Corporation (“Hughes”), Hughes Holdings or EchoStar with the SEC may be obtained for free at the SEC’s website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM’s solicitation of consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the amended preliminary consent solicitation statement/information statement/prospectus filed with the SEC and the definitive consent solicitation statement/information statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes, Hughes Holdings or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

20 THE ECHOSTAR/HUGHES MERGER

THE ECHOSTAR/HUGHES MERGER

LOCAL CHANNELS AND COMPETITIVE BROADBAND
FOR ALL CONSUMERS IN CALIFORNIA

September 2002

THE BENEFITS OF THE ECHOSTAR/HUGHES MERGER

February 26, 2002

EchoStar Communications Corporation, Hughes Electronics and General Motors believe that consumers will reap tremendous benefits from the merger of EchoStar and HUGHES. The companies’ two services, DISH Network and DIRECTV®, today each transmit a total of MORE THAN 500 IDENTICAL CHANNELS. Consumers will benefit from the massive increase in Direct Broadcast Satellite (DBS) satellite capacity that will result from the elimination of this DUPLICATIVE PROGRAMMING. Indeed, as a direct result of the completion of this merger, consumers across the continental United States, Alaska and Hawaii will have access to local broadcast channels with digital-quality television picture and CD-quality sound IN EVERY ONE OF THE 210 TELEVISION MARKETS NATIONWIDE AND SPECIFICALLY ALL 15 MARKETS IN CALIFORNIA.

Subsequent to the announcement of the merger agreement on October 28, 2001, a series of pre-merger transition meetings between DISH Network and DIRECTV engineers have been held to analyze the technical feasibility of a “Local Channels, All Americans” plan by which the merged company could offer every U.S. consumer access to satellite-delivered local television signals. After an exhaustive examination of each company’s spectrum and satellite assets, the engineers determined that this plan could become a reality. In a satellite application filed yesterday with the Federal Communications Commission, EchoStar and HUGHES detailed a TECHNICALLY AND COMMERCIALLY FEASIBLE PLAN to build, launch and operate spot-beam spacecraft that will serve all 210 Designated Market Areas (“DMAs”) in the United States, including full compliance with must carry requirements.

New set-top boxes and satellite dishes will be deployed that will be capable of receiving satellite signals from multiple orbital positions. The new receiving equipment will be made available FREE OF CHARGE to all existing DIRECTV and DISH Network subscribers who may need it in order to receive their local channels.

     ...CONTINUED

2 THE ECHOSTAR/HUGHES MERGER

....CONTINUED

Consumers across the country will pay the same price for services delivered by the merged DBS service, i.e., ONE NATION, ONE RATE CARD, regardless of a subscriber’s location. Implementation of the plan will begin immediately upon regulatory approval of the merger, and the rollout can be completed within about 24-36 months thereafter.

The merged company also will establish itself as a source of meaningful satellite-based broadband competition to cable modem and DSL offerings, fulfilling the mission to provide affordable high-speed Internet access to all of America, including the most rural areas of the country. The “digital divide” in the United States is real: some 40 million households in the United States do not have access to high-speed Internet and data services, in large part due to the high cost of wiring homes for these services in less densely populated areas.

Combined, EchoStar and HUGHES will create a more robust satellite platform that will liberate these digital “have nots” by serving every household in the nation, including every household in California, and will have the subscriber base and financial means to move current Ku-band satellite broadband offerings from their status as expensive “niche” services to a more competitive price point for consumers, and then ensure that next-generation Ka-band satellite broadband service becomes a reality for consumers everywhere in the United States.

The combined EchoStar-HUGHES will achieve a new level of vigorous competition to incumbent cable operators, and will not have anticompetitive effects in any market. As this booklet illustrates, the benefits from this merger will allow all consumers in California to receive their full complement of local channels and national entertainment networks, as well as provide a new source of meaningful satellite-based broadband competition.

# # #

3 THE ECHOSTAR/HUGHES MERGER

CABLE FRANCHISE AREAS

CALIFORNIA

•	Despite the rapid growth of DBS since 1994, cable television clearly remains the dominant provider of multi-channel pay TV services across California.

•	About 7.9 million of the 11.6 million TV households in California subscribe to a cable service, which equates to about 68% of all California households.

4 THE ECHOSTAR/HUGHES MERGER	SOURCE: SKYRESEARCH, FEB. 2002

HOUSEHOLDS WITH ACCESS TO DBS WITH LOCAL CHANNELS

CALIFORNIA

•	In California, only those DBS TV households within the Fresno-Visalia, Los Angeles, Phoenix, Reno, Sacramento et al, San Diego and San Francisco et al television markets have a fully competitive multi-channel alternative to cable — WITH local channels.

•	Competitive alternatives to cable did not seriously take form until the launch of DIRECTV® in 1994, later joined by DISH Network in 1996.

•	DBS offered more channels and superior picture and sound quality compared to cable, with one notable exception: consumers were not able to receive their local channels via satellite.

•	In 1999, Congress changed the law, allowing satellite carriers to offer local channels. Only at this point did DBS become a viable competitive alternative to cable, at least in the seven markets in California in which DIRECTV and DISH Network began delivering local channels.

5 THE ECHOSTAR/HUGHES MERGER	SOURCE:	NIELSEN MEDIA RESEARCH, SEPT. 2001; SKYRESEARCH, FEB. 2002; ECHOSTAR AND DIRECTV, JAN. 31, 2002

HOUSEHOLDS WITH NO COMPETITIVE ALTERNATIVE TODAY

CALIFORNIA

•	As shown by this map, California TV households outside the Fresno-Visalia, Los Angeles, Phoenix, Reno, Sacramento et al, San Diego and San Francisco et al television markets do not have a true competitive alternative to cable.

•	Customers who live in markets in which DBS does not provide local channels are forced to either pay additional subscription fees for a basic cable service to receive their local channels, or install an off-air roof-top antenna — and hope for good reception.

•	Neither DIRECTV nor DISH Network have sufficient spectrum, alone, to provide all local channels as well as the national pay cable networks to viewers in every one of the 15 local channel markets in California.

6 THE ECHOSTAR/HUGHES MERGER	SOURCE:	NIELSEN MEDIA RESEARCH, SEPT. 2001; SKYRESEARCH, FEB. 2002; ECHOSTAR AND DIRECTV, JAN. 31, 2002

TV HOUSEHOLDS WITH COMPETITIVE ALTERNATIVE AFTER MERGER

CALIFORNIA

•	DIRECTV and DISH Network engineering teams have developed a system that is TECHNOLOGICALLY FEASIBLE and ECONOMICALLY VIABLE for the merged company to deliver full local broadcast service, in all 210 U.S. television markets, including full compliance with federal must carry provisions.

•	The merger of DIRECTV and DISH Network will enable a fully competitive cable alternative — DBS service with local channels — in EVERY television market across the country, including all 15 markets in California.

7 THE ECHOSTAR/HUGHES MERGER	SOURCE:	NIELSEN MEDIA RESEARCH, SEPT. 2001; ECHOSTAR, HUGHES, FEB. 2002

WITHOUT MERGER: INEFFICIENT SPECTRUM USE

•	The merger will end the inefficient use of spectrum by eliminating the need for each company to transmit more than 500 channels of duplicative programming.

•	The merger will combine each company’s spectrum and advanced satellite assets, making the plan technically achievable.

•	The merger will combine the companies’ subscriber bases, making service to smaller markets commercially feasible.

8 THE ECHOSTAR/HUGHES MERGER	SOURCE: ECHOSTAR, HUGHES, FEB. 2002

WITH MERGER: SPECTRUM EFFICIENCIES ACHIEVED

CALIFORNIA

•	Implementation could begin immediately following merger approval, and the rollout can be completed within about 24-36 months thereafter, allowing delivery of local channels to all 11.6 million TV households in California.

9 THE ECHOSTAR/HUGHES MERGER	SOURCE:	NIELSEN MEDIA RESEARCH, SEPT. 2001; ECHOSTAR, HUGHES, FEB. 2002

NATIONAL PRICING

•	Consumers across the country will pay the same price for their DBS subscription services, regardless of where they reside. We are one nation, and we will offer one rate card.

•	For example: a resident of Milwaukee will pay the same fee for his or her local channel package as a customer in Cedarville, Ohio; a resident of Burlington, Vermont, will pay the same price for HBO as a customer in Salt Lake City; and a resident of Mountlake Terrace, Washington, will pay the same price for a basic 125-channel programming package as a customer in New York City.

10 THE ECHOSTAR/HUGHES MERGER	SOURCE: ECHOSTAR, HUGHES, FEB. 2002

BROADBAND: THE DIGITAL “HAVE NOTS”

CALIFORNIA

•	Another benefit of the EchoStar and HUGHES merger comes in the form of competitively priced high-speed Internet access, and the end of the so-called “digital divide” that exists in the “wired” world today.

•	This map clearly shows the areas where households do not have access to DSL or cable modem service — the digital “have nots”.

•	The primary reason for this is simply the expense of rolling out “wired” technologies, such as DSL and cable modem service, to millions of homes, particularly to those beyond the boundaries of urban and suburban markets.

•	Both EchoStar and HUGHES believe many of the “have nots” would be interested in fairly-priced, bundled video and high-speed data services.

11 THE ECHOSTAR/HUGHES MERGER	SOURCE:	THE BUXTON COMPANY, “BROADBAND DEPLOYMENT,” JAN. 2002

MERGER BRIDGES THE BROADBAND “DIGITAL DIVIDE”

CALIFORNIA

•	The merger will bridge the digital divide in California by providing consumers in every community with a competitively priced high-speed “broadband solution” available to them regardless of their location.

•	The efficiencies gained from the merged company’s combined customer base will enable a high-speed Internet service to be offered that is not only price-competitive with existing providers in urban settings, but also a tremendous benefit for rural customers for whom DSL and cable modem service are unlikely to be available for years to come, if ever.

•	The merger will provide the technical and economic infrastructure to convert every household in California and the country to a digital “have.”

12 THE ECHOSTAR/HUGHES MERGER	SOURCE:	THE BUXTON COMPANY, “BROADBAND DEPLOYMENT,” JAN. 2002

ONE NATION, ONE DISH

•	Bringing all local channels and broadband service to all consumers’ homes is not a simple endeavor. However, the DIRECTV and DISH Network engineering teams have designed a system that enables the receipt of local channels, other entertainment services AND high-speed Internet access using one consumer-friendly mini-dish.

•	An 18 x 22-inch dish will enable the receipt of signals from the merged company’s three orbital slots.

•	New equipment will process signals from existing spacecraft as well as advanced satellites the merged company will launch to deliver the remaining local broadcast channels and high-speed Internet services to consumers in all states.

•	Equipment will be provided to existing DBS customers AT NO CHARGE — including free service call and installation — to receive their new local channels.

13 THE ECHOSTAR/HUGHES MERGER	SOURCE:	ECHOSTAR, HUGHES, FEB. 2002

CABLE INDUSTRY REMAINS DOMINANT MULTI-CHANNEL VIDEO PROVIDER

•	Eight years after the introduction of DBS services, 78% of multi-channel video subscribers still receive their programming from a franchised cable operator.

•	Cable operators’ market dominance has been strengthened by their upgrades to digital video and cable modem services.

•	The cable industry’s market dominance is further evidenced by its continual price increases to consumers: 37% on average since 1996.

•	The spectrum constraints which exist today will forever keep a separate DIRECTV and DISH Network at a competitive disadvantage to cable for those consumers who live in markets where local channels are not offered by DBS.

14 THE ECHOSTAR/HUGHES MERGER	SOURCE:	FCC EIGHTH ANNUAL REPORT, “ANNUAL
ASSESSMENT OF THE STATUS OF COMPETITION IN
THE MARKET FOR THE DELIVERY OF VIDEO
PROGRAMMING,” JAN. 14, 2002, PP. 11, 87; ECHOSTAR
AND DIRECTV, JAN. 31, 2002; “REPORT ON CABLE
INDUSTRY PRICES,” FEDERAL COMMUNICATIONS
COMMISSION, FEB. 14, 2001, P. 9, AND DEC. 15, 1997,
P. 7

LOCAL CHANNELS AND BROADBAND FOR ALL AMERICANS

•	The merger of spectrum at the three orbital slots eliminates these disadvantages through the addition of an enhanced satellite infrastructure that will enable delivery of local channels in EVERY one of the 210 television markets across the country.

•	The merger of EchoStar and HUGHES ensures that prices for video AND data services will be the same throughout the country, whether the market is rural or urban/suburban: “one nation, one rate card.”

•	The merged company will bridge the “digital divide” by moving satellite high-speed Internet access from its current high-priced niche to being price-competitive with existing providers — a tremendous benefit for rural customers where DSL and cable modem service are unlikely to be available for years to come.

•	The EchoStar and HUGHES merger merits broad scale support for the clear and definitive benefits it will bring the residents of California and all Americans.

15 THE ECHOSTAR/HUGHES MERGER	FCC EIGHTH ANNUAL REPORT, “ANNUAL ASSESSMENT OF THE STATUS OF COMPETITION IN THE MARKET FOR THE DELIVERY OF VIDEO PROGRAMMING,” JAN. 14, 2002, PP. 11, 87; ECHOSTAR AND DIRECTV, JAN. 31, 2002

THE ECHOSTAR/HUGHES MERGER

•	Local Channels, All Americans

•	One Nation, One Rate Card

•	Eliminates the “Digital Divide”

TRUE COMPETITION FOR 107 MILLION HOUSEHOLDS

16 THE ECHOSTAR/HUGHES MERGER

SEC LEGEND

In connection with the proposed transactions, General Motors Corporation (“GM”), HEC Holdings, Inc. (“Hughes Holdings”) and EchoStar Communications Corporation (“EchoStar”) have filed amended preliminary materials with the Securities and Exchange Commission (“SEC”), including a Registration Statement of Hughes Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be further amended. Holders of GM $1-2/3 and GM Class H common stock are urged to read the definitive versions of these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. The preliminary materials, the definitive versions of these materials and other relevant materials (when they become available), and any other documents filed by GM, Hughes Electronics Corporation (“Hughes”), Hughes Holdings or EchoStar with the SEC may be obtained for free at the SEC’s website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM’s solicitation of consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the amended preliminary consent solicitation statement/information statement/prospectus filed with the SEC and the definitive consent solicitation statement/information statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes, Hughes Holdings or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

17 THE ECHOSTAR/HUGHES MERGER

THE ECHOSTAR/HUGHES MERGER

LOCAL CHANNELS AND COMPETITIVE BROADBAND FOR ALL CONSUMERS IN KENTUCKY

SEPTEMBER 2002

THE BENEFITS OF THE ECHOSTAR/HUGHES MERGER

February 26, 2002

EchoStar Communications Corporation, Hughes Electronics and General Motors believe that consumers will reap tremendous benefits from the merger of EchoStar and HUGHES. The companies’ two services, DISH Network and DIRECTV(R), today each transmit a total of MORE THAN 500 IDENTICAL CHANNELS. Consumers will benefit from the massive increase in Direct Broadcast Satellite (DBS) satellite capacity that will result from the elimination of this DUPLICATIVE PROGRAMMING. Indeed, as a direct result of the completion of this merger, consumers across the continental United States, Alaska and Hawaii will have access to local broadcast channels with digital-quality television picture and CD-quality sound IN EVERY ONE OF THE 210 TELEVISION MARKETS NATIONWIDE AND SPECIFICALLY ALL 10 MARKETS IN KENTUCKY.

Subsequent to the announcement of the merger agreement on October 28, 2001, a series of pre-merger transition meetings between DISH Network and DIRECTV engineers have been held to analyze the technical feasibility of a "Local Channels, All Americans" plan by which the merged company could offer every U.S. consumer access to satellite-delivered local television signals. After an exhaustive examination of each company’s spectrum and satellite assets, the engineers determined that this plan could become a reality. In a satellite application filed yesterday with the Federal Communications Commission, EchoStar and HUGHES detailed a TECHNICALLY AND COMMERCIALLY FEASIBLE PLAN to build, launch and operate spot-beam spacecraft that will serve all 210 Designated Market Areas ("DMAs") in the United States, including full compliance with must carry requirements.

New set-top boxes and satellite dishes will be deployed that will be capable of receiving satellite signals from multiple orbital positions. The new receiving equipment will be made available FREE OF CHARGE to all existing DIRECTV and DISH Network subscribers who may need it in order to receive their local channels.

CONTINUED...

2 THE ECHOSTAR/HUGHES MERGER

     ...CONTINUED

Consumers across the country will pay the same price for services delivered by the merged DBS service, i.e., ONE NATION, ONE RATE CARD, regardless of a subscriber’s location. Implementation of the plan will begin immediately upon regulatory approval of the merger, and the rollout can be completed within about 24-36 months thereafter.

The merged company also will establish itself as a source of meaningful satellite-based broadband competition to cable modem and DSL offerings, fulfilling the mission to provide affordable high-speed Internet access to all of America, including the most rural areas of the country. The "digital divide" in the United States is real: some 40 million households in the United States do not have access to high-speed Internet and data services, in large part due to the high cost of wiring homes for these services in less densely populated areas.

Combined, EchoStar and HUGHES will create a more robust satellite platform that will liberate these digital "have nots" by serving every household in the nation, including every household in Kentucky, and will have the subscriber base and financial means to move current Ku-band satellite broadband offerings from their status as expensive "niche" services to a more competitive price point for consumers, and then ensure that next-generation Ka-band satellite broadband service becomes a reality for consumers everywhere in the United States.

The combined EchoStar-HUGHES will achieve a new level of vigorous competition to incumbent cable operators, and will not have anticompetitive effects in any market. As this booklet illustrates, the benefits from this merger will allow all consumers in Kentucky to receive their full complement of local channels and national entertainment networks, as well as provide a new source of meaningful satellite-based broadband competition.

# # #

3 THE ECHOSTAR/HUGHES MERGER

CABLE FRANCHISE AREAS

KENTUCKY

•	Despite the rapid growth of DBS since 1994, cable television clearly remains the dominant provider of multi-channel pay TV services across Kentucky.

•	About 1.0 million of the 1.5 million TV households in Kentucky subscribe to a cable service, which equates to about 66% of all Illinois households.

4 THE ECHOSTAR/HUGHES MERGER	SOURCE:	SKYRESEARCH, FEB. 2002

HOUSEHOLDS WITH ACCESS TO DBS WITH LOCAL CHANNELS

KENTUCKY

•	In Kentucky, only those DBS TV households within the Cincinnati, Knoxville and Nashville television markets have a fully competitive multi-channel alternative to cable -- WITH local channels.

•	Competitive alternatives to cable did not seriously take form until the launch of DIRECTV(R) in 1994, later joined by DISH Network in 1996.

•	DBS offered more channels and superior picture and sound quality compared to cable, with one notable exception: consumers were not able to receive their local channels via satellite.

•	In 1999, Congress changed the law, allowing satellite carriers to offer local channels. Only at this point did DBS become a viable competitive alternative to cable, at least in the three markets in Kentucky in which DIRECTV and DISH Network began delivering local channels.

5 THE ECHOSTAR/HUGHES MERGER	SOURCE:	NIELSEN MEDIA RESEARCH, SEPT. 2001; SKYRESEARCH, FEB. 2002; ECHOSTAR AND DIRECTV, JAN. 31, 2002

HOUSEHOLDS WITH NO COMPETITIVE ALTERNATIVE TODAY

KENTUCKY

•	As shown by this map, Kentucky TV households outside the Cincinnati, Knoxville and Nashville television markets do not have a true competitive alternative to cable.

•	Customers who live in markets in which DBS does not provide local channels are forced to either pay additional subscription fees for a basic cable service to receive their local channels, or install an off-air roof-top antenna -- and hope for good reception.

•	Neither DIRECTV nor DISH Network have sufficient spectrum, alone, to provide all local channels as well as the national pay cable networks to viewers in every one of the 10 local channel markets in Kentucky.

6 THE ECHOSTAR/HUGHES MERGER	SOURCE:	NIELSEN MEDIA RESEARCH, SEPT. 2001; SKYRESEARCH, FEB. 2002; ECHOSTAR AND DIRECTV, JAN. 31, 2002

TV HOUSEHOLDS WITH COMPETITIVE ALTERNATIVE AFTER MERGER

KENTUCKY

•	DIRECTV and DISH Network engineering teams have developed a system that is TECHNOLOGICALLY FEASIBLE and ECONOMICALLY VIABLE for the merged company to deliver full local broadcast service, in all 210 U.S. television markets, including full compliance with federal must carry provisions.

•	The merger of DIRECTV and DISH Network will enable a fully competitive cable alternative -- DBS service with local channels -- in EVERY television market across the country, including all 10 markets in Kentucky.

7 THE ECHOSTAR/HUGHES MERGER	SOURCE:	NIELSEN MEDIA RESEARCH, SEPT. 2001; ECHOSTAR, HUGHES, FEB. 2002

WITHOUT MERGER: INEFFICIENT SPECTRUM USE

•	The merger will end the inefficient use of spectrum by eliminating the need for each company to transmit more than 500 channels of duplicative programming.

•	The merger will combine each company’s spectrum and advanced satellite assets, making the plan technically achievable.

•	The merger will combine the companies’ subscriber bases, making service to smaller markets commercially feasible.

8 THE ECHOSTAR/HUGHES MERGER	SOURCE:	ECHOSTAR, HUGHES, FEB. 2002

WITH MERGER: SPECTRUM EFFICIENCIES ACHIEVED

KENTUCKY

•	Implementation could begin immediately following merger approval, and the rollout can be completed within about 24-36 months thereafter, allowing delivery of local channels to all 1.5 million TV households in Kentucky.

9 THE ECHOSTAR/HUGHES MERGER	SOURCE:	NIELSEN MEDIA RESEARCH, SEPT. 2001; ECHOSTAR, HUGHES, FEB. 2002

NATIONAL PRICING

•	Consumers across the country will pay the same price for their DBS subscription services, regardless of where they reside. We are one nation, and we will offer one rate card.

•	For example: a resident of Milwaukee will pay the same fee for his or her local channel package as a customer in Cedarville, Ohio; a resident of Burlington, Vermont, will pay the same price for HBO as a customer in Salt Lake City; and a resident of Mountlake Terrace, Washington, will pay the same price for a basic 125-channel programming package as a customer in New York City.

10 THE ECHOSTAR/HUGHES MERGER	SOURCE:	ECHOSTAR, HUGHES, FEB. 2002

BROADBAND: THE DIGITAL “HAVE NOTS”

KENTUCKY

•	Another benefit of the EchoStar and HUGHES merger comes in the form of competitively priced high-speed Internet access, and the end of the so-called "digital divide" that exists in the "wired" world today.

•	This map clearly shows the areas where households do not have access to DSL or cable modem service -- the digital "have nots".

•	The primary reason for this is simply the expense of rolling out "wired" technologies, such as DSL and cable modem service, to millions of homes, particularly to those beyond the boundaries of urban and suburban markets.

•	Both EchoStar and HUGHES believe many of the "have nots" would be interested in fairly-priced, bundled video and high-speed data services.

11 THE ECHOSTAR/HUGHES MERGER	SOURCE:	THE BUXTON COMPANY, “BROADBAND DEPLOYMENT,” JAN. 2002

MERGER BRIDGES THE BROADBAND “DIGITAL DIVIDE”

KENTUCKY

•	The merger will bridge the digital divide in Kentucky by providing consumers in every community with a competitively priced high-speed "broadband solution" available to them regardless of their location.

•	The efficiencies gained from the merged company’s combined customer base will enable a high-speed Internet service to be offered that is not only price-competitive with existing providers in urban settings, but also a tremendous benefit for rural customers for whom DSL and cable modem service are unlikely to be available for years to come, if ever.

•	The merger will provide the technical and economic infrastructure to convert every household in Kentucky and the country to a digital "have."

12 THE ECHOSTAR/HUGHES MERGER	SOURCE:	THE BUXTON COMPANY, “BROADBAND DEPLOYMENT,” JAN. 2002

ONE NATION, ONE DISH

•	Bringing all local channels and broadband service to all consumers’ homes is not a simple endeavor. However, the DIRECTV and DISH Network engineering teams have designed a system that enables the receipt of local channels, other entertainment services AND high-speed Internet access using one consumer-friendly mini-dish.

•	An 18 x 22-inch dish will enable the receipt of signals from the merged company’s three orbital slots.

•	New equipment will process signals from existing spacecraft as well as advanced satellites the merged company will launch to deliver the remaining local broadcast channels and high-speed Internet services to consumers in all states.

•	Equipment will be provided to existing DBS customers AT NO CHARGE — including free service call and installation — to receive their new local channels.

13 THE ECHOSTAR/HUGHES MERGER	SOURCE:	ECHOSTAR, HUGHES, FEB. 2002

CABLE INDUSTRY REMAINS DOMINANT MULTI-CHANNEL VIDEO PROVIDER

•	Eight years after the introduction of DBS services, 78% of multi-channel video subscribers still receive their programming from a franchised cable operator.

•	Cable operators’ market dominance has been strengthened by their upgrades to digital video and cable modem services.

•	The cable industry’s market dominance is further evidenced by its continual price increases to consumers: 37% on average since 1996.

•	The spectrum constraints which exist today will forever keep a separate DIRECTV and DISH Network at a competitive disadvantage to cable for those consumers who live in markets where local channels are not offered by DBS.

14 THE ECHOSTAR/HUGHES MERGER	SOURCE:	FCC EIGHTH ANNUAL REPORT, “ANNUAL ASSESSMENT OF THE STATUS OF COMPETITION IN THE MARKET FOR THE DELIVERY OF VIDEO PROGRAMMING,” JAN. 14, 2002, PP. 11, 87; ECHOSTAR AND DIRECTV, JAN. 31, 2002; “REPORT ON CABLE INDUSTRY PRICES,” FEDERAL COMMUNICATIONS COMMISSION, FEB. 14, 2001, P. 9, AND DEC. 15, 1997, P. 7

LOCAL CHANNELS AND BROADBAND FOR ALL AMERICANS

•	The merger of spectrum at the three orbital slots eliminates these disadvantages through the addition of an enhanced satellite infrastructure that will enable delivery of local channels in EVERY one of the 210 television markets across the country.

•	The merger of EchoStar and HUGHES ensures that prices for video AND data services will be the same throughout the country, whether the market is rural or urban/suburban: "one nation, one rate card."

•	The merged company will bridge the "digital divide" by moving satellite high-speed Internet access from its current high-priced niche to being price-competitive with existing providers -- a tremendous benefit for rural customers where DSL and cable modem service are unlikely to be available for years to come.

•	The EchoStar and HUGHES merger merits broad scale support for the clear and definitive benefits it will bring the residents of Kentucky and all Americans.

15 THE ECHOSTAR/HUGHES MERGER	SOURCE:	FCC EIGHTH ANNUAL REPORT, “ANNUAL ASSESSMENT OF THE STATUS OF COMPETITION IN THE MARKET FOR THE DELIVERY OF VIDEO PROGRAMMING,” JAN. 14, 2002, PP. 11, 87; ECHOSTAR AND HUGHES, JAN. 31, 2002

THE ECHOSTAR/HUGHES MERGER

•	Local Channels, All Americans

•	One Nation, One Rate Card

•	Eliminates the “Digital Divide"

TRUE COMPETITION FOR 107 MILLION HOUSEHOLDS

16 THE ECHOSTAR/HUGHES MERGER

SEC LEGEND

In connection with the proposed transactions, General Motors Corporation (“GM”), HEC Holdings, Inc. (“Hughes Holdings”) and EchoStar Communications Corporation (“EchoStar”) have filed amended preliminary materials with the Securities and Exchange Commission (“SEC”), including a Registration Statement of Hughes Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be further amended. Holders of GM $1-2/3 and GM Class H common stock are urged to read the definitive versions of these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. The preliminary materials, the definitive versions of these materials and other relevant materials (when they become available), and any other documents filed by GM, Hughes Electronics Corporation (“Hughes”), Hughes Holdings or EchoStar with the SEC may be obtained for free at the SEC’s website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM’s solicitation of consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the amended preliminary consent solicitation statement/information statement/prospectus filed with the SEC and the definitive consent solicitation statement/information statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes, Hughes Holdings or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

17 THE ECHOSTAR/HUGHES MERGER

THE ECHOSTAR/HUGHES MERGER

LOCAL CHANNELS AND COMPETITIVE BROADBAND
FOR ALL CONSUMERS IN NEVADA

SEPTEMBER 2002

THE BENEFITS OF THE ECHOSTAR/HUGHES MERGER

February 26, 2002

EchoStar Communications Corporation, Hughes Electronics and General Motors believe that consumers will reap tremendous benefits from the merger of EchoStar and HUGHES. The companies’ two services, DISH Network and DIRECTV®, today each transmit a total of MORE THAN 500 IDENTICAL CHANNELS. Consumers will benefit from the massive increase in Direct Broadcast Satellite (DBS) satellite capacity that will result from the elimination of this DUPLICATIVE PROGRAMMING. Indeed, as a direct result of the completion of this merger, consumers across the continental United States, Alaska and Hawaii will have access to local broadcast channels with digital-quality television picture and CD-quality sound IN EVERY ONE OF THE 210 TELEVISION MARKETS NATIONWIDE AND SPECIFICALLY ALL 3 MARKETS IN NEVADA.

Subsequent to the announcement of the merger agreement on October 28, 2001, a series of pre-merger transition meetings between DISH Network and DIRECTV engineers have been held to analyze the technical feasibility of a “Local Channels, All Americans” plan by which the merged company could offer every U.S. consumer access to satellite-delivered local television signals. After an exhaustive examination of each company’s spectrum and satellite assets, the engineers determined that this plan could become a reality. In a satellite application filed yesterday with the Federal Communications Commission, EchoStar and HUGHES detailed a TECHNICALLY AND COMMERCIALLY FEASIBLE PLAN to build, launch and operate spot-beam spacecraft that will serve all 210 Designated Market Areas (“DMAs”) in the United States, including full compliance with must carry requirements.

New set-top boxes and satellite dishes will be deployed that will be capable of receiving satellite signals from multiple orbital positions. The new receiving equipment will be made available FREE OF CHARGE to all existing DIRECTV and DISH Network subscribers who may need it in order to receive their local channels.

     CONTINUED...

2 THE ECHOSTAR/HUGHES MERGER

....CONTINUED

Consumers across the country will pay the same price for services delivered by the merged DBS service, i.e., ONE NATION, ONE RATE CARD, regardless of a subscriber’s location. Implementation of the plan will begin immediately upon regulatory approval of the merger, and the rollout can be completed within about 24-36 months thereafter.

The merged company also will establish itself as a source of meaningful satellite-based broadband competition to cable modem and DSL offerings, fulfilling the mission to provide affordable high-speed Internet access to all of America, including the most rural areas of the country. The “digital divide” in the United States is real: some 40 million households in the United States do not have access to high-speed Internet and data services, in large part due to the high cost of wiring homes for these services in less densely populated areas.

Combined, EchoStar and HUGHES will create a more robust satellite platform that will liberate these digital “have nots” by serving every household in the nation, including every household in Nevada, and will have the subscriber base and financial means to move current Ku-band satellite broadband offerings from their status as expensive “niche” services to a more competitive price point for consumers, and then ensure that next-generation Ka-band satellite broadband service becomes a reality for consumers everywhere in the United States.

The combined EchoStar-HUGHES will achieve a new level of vigorous competition to incumbent cable operators, and will not have anticompetitive effects in any market. As this booklet illustrates, the benefits from this merger will allow all consumers in Nevada to receive their full complement of local channels and national entertainment networks, as well as provide a new source of meaningful satellite-based broadband competition.

# # #

3 THE ECHOSTAR/HUGHES MERGER

CABLE FRANCHISE AREAS

NEVADA

•	Despite the rapid growth of DBS since 1994, cable television clearly remains the dominant provider of multi-channel pay TV services across Nevada.

•	About .5 million of the .8 million TV households in Nevada subscribe to a cable service, which equates to about 70% of all Nevada households.

4 THE ECHOSTAR/HUGHES MERGER	SOURCE: SKYRESEARCH, FEB. 2002

HOUSEHOLDS WITH ACCESS TO DBS WITH LOCAL CHANNELS

•	Unlike most states in the U.S., Nevada has a competitive multi-channel alternative to cable — WITH local channels.

•	Competitive alternatives to cable did not seriously take form until the launch of DIRECTV® in 1994, later joined by DISH Network in 1996.

•	DBS offered more channels and superior picture and sound quality compared to cable, with one notable exception: consumers were not able to receive their local channels via satellite.

•	In 1999, Congress changed the law, allowing satellite carriers to offer local channels. Only at this point did DBS become a viable competitive alternative to cable, at least in Utah where DIRECTV and DISH Network began delivering local channels.

5 THE ECHOSTAR/HUGHES MERGER	SOURCE:	NIELSEN MEDIA RESEARCH, SEPT. 2001; SKYRESEARCH, FEB. 2002; ECHOSTAR AND DIRECTV, JAN. 31, 2002

HOUSEHOLDS WITH NO COMPETITIVE ALTERNATIVE TODAY

•	But Nevada is one of the few lucky states. 33 million TV households are not served with local channels by DBS. Residents in these markets do not have a true competitive alternative to cable.

•	Customers who live in markets in which DBS does not provide local channels are forced to either pay additional subscription fees for a basic cable service to receive their local channels, or install an off-air roof-top antenna — and hope for good reception.

•	Neither DIRECTV nor DISH Network have sufficient spectrum, alone, to provide all local channels as well as the national pay cable networks to viewers in every one of the country’s 210 local channel markets.

6 THE ECHOSTAR/HUGHES MERGER	SOURCE:	NIELSEN MEDIA RESEARCH, SEPT. 2001; SKYRESEARCH, FEB. 2002; ECHOSTAR AND DIRECTV, JAN. 31, 2002

TV HOUSEHOLDS WITH COMPETITIVE ALTERNATIVE AFTER MERGER

•	DIRECTV and DISH Network engineering teams have developed a system that is technologically feasible and economically viable for the merged company to deliver full local broadcast service, in all 210 television markets, including full compliance with federal must carry provisions.

•	The merger of DIRECTV and DISH Network will enable a fully competitive cable alternative — DBS service with local channels — in EVERY television market in the country, including Alaska and Hawaii.

7 THE ECHOSTAR/HUGHES MERGER	SOURCE:	NIELSEN MEDIA RESEARCH, SEPT. 2001; ECHOSTAR, HUGHES, FEB. 2002

WITHOUT MERGER: INEFFICIENT SPECTRUM USE

•	The merger will end the inefficient use of spectrum by eliminating the need for each company to transmit more than 500 channels of duplicative programming.

•	The merger will combine each company’s spectrum and advanced satellite assets, making the plan technically achievable.

•	The merger will combine the companies’ subscriber bases, making service to smaller markets commercially feasible.

8 THE ECHOSTAR/HUGHES MERGER	SOURCE: ECHOSTAR, HUGHES, FEB. 2002

WITH MERGER: SPECTRUM EFFICIENCIES ACHIEVED

NEVADA

•	Implementation could begin immediately following merger approval, and the rollout can be completed within about 24-36 months thereafter, allowing delivery of local channels to all .8 million TV households in Nevada.

9 THE ECHOSTAR/HUGHES MERGER	SOURCE:	NIELSEN MEDIA RESEARCH, SEPT. 2001; ECHOSTAR, HUGHES, FEB. 2002

NATIONAL PRICING

•	Consumers across the country will pay the same price for their DBS subscription services, regardless of where they reside. We are one nation, and we will offer one rate card.

•	For example: a resident of Milwaukee will pay the same fee for his or her local channel package as a customer in Cedarville, Ohio; a resident of Burlington, Vermont, will pay the same price for HBO as a customer in Salt Lake City; and a resident of Mountlake Terrace, Washington, will pay the same price for a basic 125-channel programming package as a customer in New York City.

10 THE ECHOSTAR/HUGHES MERGER	SOURCE: ECHOSTAR, HUGHES, FEB. 2002

BROADBAND: THE DIGITAL “HAVE NOTS”

NEVADA

•	Another benefit of the EchoStar and HUGHES merger comes in the form of competitively priced high-speed Internet access, and the end of the so-called “digital divide” that exists in the “wired” world today.

•	This map clearly shows the areas where households do not have access to DSL or cable modem service — the digital “have nots”.

•	The primary reason for this is simply the expense of rolling out “wired” technologies, such as DSL and cable modem service, to millions of homes, particularly to those beyond the boundaries of urban and suburban markets.

•	Both EchoStar and HUGHES believe many of the “have nots” would be interested in fairly-priced, bundled video and high-speed data services.

11 THE ECHOSTAR/HUGHES MERGER	SOURCE:	THE BUXTON COMPANY, “BROADBAND DEPLOYMENT,” JAN. 2002

MERGER BRIDGES THE BROADBAND “DIGITAL DIVIDE”

NEVADA

•	The merger will bridge the digital divide in Nevada by providing consumers in every community with a competitively priced high-speed “broadband solution” available to them regardless of their location.
•	The efficiencies gained from the merged company’s combined customer base will enable a high-speed Internet service to be offered that is not only price-competitive with existing providers in urban settings, but also a tremendous benefit for rural customers for whom DSL and cable modem service are unlikely to be available for years to come, if ever.

•	The merger will provide the technical and economic infrastructure to convert every household in Nevada and the country to a digital “have.”

12 THE ECHOSTAR/HUGHES MERGER	SOURCE:	THE BUXTON COMPANY, “BROADBAND DEPLOYMENT,” JAN. 2002

ONE NATION, ONE DISH

•	Bringing all local channels and broadband service to all consumers’ homes is not a simple endeavor. However, the DIRECTV and DISH Network engineering teams have designed a system that enables the receipt of local channels, other entertainment services AND high-speed Internet access using one consumer-friendly mini-dish.

•	An 18 x 22-inch dish will enable the receipt of signals from the merged company’s three orbital slots.

•	New equipment will process signals from existing spacecraft as well as advanced satellites the merged company will launch to deliver the remaining local broadcast channels and high-speed Internet services to consumers in all states.

•	Equipment will be provided to existing DBS customers AT NO CHARGE — including free service call and installation — to receive their new local channels.

13 THE ECHOSTAR/HUGHES MERGER	SOURCE:	ECHOSTAR, HUGHES, FEB. 2002

CABLE INDUSTRY REMAINS DOMINANT MULTI-CHANNEL VIDEO PROVIDER

•	Eight years after the introduction of DBS services, 78% of multi-channel video subscribers still receive their programming from a franchised cable operator.

•	Cable operators’ market dominance has been strengthened by their upgrades to digital video and cable modem services.

•	The cable industry’s market dominance is further evidenced by its continual price increases to consumers: 37% on average since 1996.

•	The spectrum constraints which exist today will forever keep a separate DIRECTV and DISH Network at a competitive disadvantage to cable for those consumers who live in markets where local channels are not offered by DBS.

14 THE ECHOSTAR/HUGHES MERGER	SOURCE:	FCC EIGHTH ANNUAL REPORT, “ANNUAL
ASSESSMENT OF THE STATUS OF COMPETITION IN
THE MARKET FOR THE DELIVERY OF VIDEO
PROGRAMMING,” JAN. 14, 2002, PP. 11, 87; ECHOSTAR
AND DIRECTV, JAN. 31, 2002; “REPORT ON CABLE
INDUSTRY PRICES,” FEDERAL COMMUNICATIONS
COMMISSION, FEB. 14, 2001, P. 9, AND DEC. 15, 1997,
P. 7

LOCAL CHANNELS AND BROADBAND FOR ALL AMERICANS

•	The merger of spectrum at the three orbital slots eliminates these disadvantages through the addition of an enhanced satellite infrastructure that will enable delivery of local channels in EVERY one of the 210 television markets across the country.

•	The merger of EchoStar and HUGHES ensures that prices for video AND data services will be the same throughout the country, whether the market is rural or urban/suburban: “one nation, one rate card.”

•	The merged company will bridge the “digital divide” by moving satellite high-speed Internet access from its current high-priced niche to being price-competitive with existing providers — a tremendous benefit for rural customers where DSL and cable modem service are unlikely to be available for years to come.

•	The EchoStar and HUGHES merger merits broad scale support for the clear and definitive benefits it will bring the residents of Nevada and all Americans.

15 THE ECHOSTAR/HUGHES MERGER	FCC EIGHTH ANNUAL REPORT, “ANNUAL ASSESSMENT OF THE STATUS OF COMPETITION IN THE MARKET FOR THE DELIVERY OF VIDEO PROGRAMMING,” JAN. 14, 2002, PP. 11, 87; ECHOSTAR AND DIRECTV, JAN. 31, 2002

THE ECHOSTAR/HUGHES MERGER

•	Local Channels, All Americans

•	One Nation, One Rate Card

•	Eliminates the “Digital Divide”

TRUE COMPETITION FOR 107 MILLION HOUSEHOLDS

16 THE ECHOSTAR/HUGHES MERGER

SEC LEGEND

In connection with the proposed transactions, General Motors Corporation (“GM”), HEC Holdings, Inc. (“Hughes Holdings”) and EchoStar Communications Corporation (“EchoStar”) have filed amended preliminary materials with the Securities and Exchange Commission (“SEC”), including a Registration Statement of Hughes Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be further amended. Holders of GM $1-2/3 and GM Class H common stock are urged to read the definitive versions of these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. The preliminary materials, the definitive versions of these materials and other relevant materials (when they become available), and any other documents filed by GM, Hughes Electronics Corporation (“Hughes”), Hughes Holdings or EchoStar with the SEC may be obtained for free at the SEC’s website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM’s solicitation of consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the amended preliminary consent solicitation statement/information statement/prospectus filed with the SEC and the definitive consent solicitation statement/information statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes, Hughes Holdings or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

17 THE ECHOSTAR/HUGHES MERGER

THE ECHOSTAR/HUGHES MERGER

LOCAL CHANNELS AND COMPETITIVE BROADBAND FOR ALL CONSUMERS IN PENNSYLVANIA

SEPTEMBER 2002

THE BENEFITS OF THE ECHOSTAR/HUGHES MERGER

February 26, 2002

EchoStar Communications Corporation, Hughes Electronics and General Motors believe that consumers will reap tremendous benefits from the merger of EchoStar and HUGHES. The companies’ two services, DISH Network and DIRECTV®, today each transmit a total of MORE THAN 500 IDENTICAL CHANNELS. Consumers will benefit from the massive increase in Direct Broadcast Satellite (DBS) satellite capacity that will result from the elimination of this DUPLICATIVE PROGRAMMING. Indeed, as a direct result of the completion of this merger, consumers across the continental United States, Alaska and Hawaii will have access to local broadcast channels with digital-quality television picture and CD-quality sound IN EVERY ONE OF THE 210 TELEVISION MARKETS NATIONWIDE AND SPECIFICALLY ALL 11 MARKETS IN PENNSYLVANIA.

Subsequent to the announcement of the merger agreement on October 28, 2001, a series of pre-merger transition meetings between DISH Network and DIRECTV engineers have been held to analyze the technical feasibility of a “Local Channels, All Americans” plan by which the merged company could offer every U.S. consumer access to satellite-delivered local television signals. After an exhaustive examination of each company’s spectrum and satellite assets, the engineers determined that this plan could become a reality. In a satellite application filed yesterday with the Federal Communications Commission, EchoStar and HUGHES detailed a TECHNICALLY AND COMMERCIALLY FEASIBLE PLAN to build, launch and operate spot-beam spacecraft that will serve all 210 Designated Market Areas (“DMAs”) in the United States, including full compliance with must carry requirements.

New set-top boxes and satellite dishes will be deployed that will be capable of receiving satellite signals from multiple orbital positions. The new receiving equipment will be made available FREE OF CHARGE to all existing DIRECTV and DISH Network subscribers who may need it in order to receive their local channels.

CONTINUED...

2 THE ECHOSTAR/HUGHES MERGER

     ...CONTINUED

Consumers across the country will pay the same price for services delivered by the merged DBS service, i.e., ONE NATION, ONE RATE CARD, regardless of a subscriber’s location. Implementation of the plan will begin immediately upon regulatory approval of the merger, and the rollout can be completed within about 24-36 months thereafter.

The merged company also will establish itself as a source of meaningful satellite-based broadband competition to cable modem and DSL offerings, fulfilling the mission to provide affordable high-speed Internet access to all of America, including the most rural areas of the country. The “digital divide” in the United States is real: some 40 million households in the United States do not have access to high-speed Internet and data services, in large part due to the high cost of wiring homes for these services in less densely populated areas.

Combined, EchoStar and HUGHES will create a more robust satellite platform that will liberate these digital “have nots” by serving every household in the nation, including every household in Pennsylvania, and will have the subscriber base and financial means to move current Ku-band satellite broadband offerings from their status as expensive “niche” services to a more competitive price point for consumers, and then ensure that next-generation Ka-band satellite broadband service becomes a reality for consumers everywhere in the United States.

The combined EchoStar-HUGHES will achieve a new level of vigorous competition to incumbent cable operators, and will not have anticompetitive effects in any market. As this booklet illustrates, the benefits from this merger will allow all consumers in Pennsylvania to receive their full complement of local channels and national entertainment networks, as well as provide a new source of meaningful satellite-based broadband competition.

# # #

3 THE ECHOSTAR/HUGHES MERGER

CABLE FRANCHISE AREAS

PENNSYLVANIA

•	Despite the rapid growth of DBS since 1994, cable television clearly remains the dominant provider of multi-channel pay TV services across Pennsylvania.

•	About 3.5 million of the 4.6 million TV households in Pennsylvania subscribe to a cable service, which equates to about 78% of all Pennsylvania households.

4 THE ECHOSTAR/HUGHES MERGER	SOURCE:	SKYRESEARCH, FEB. 2002

HOUSEHOLDS WITH ACCESS TO DBS WITH LOCAL CHANNELS

PENNSYLVANIA

•	In Pennsylvania, only those DBS TV households within the Buffalo, Harrisburg et al, New York, Philadelphia, Pittsburgh and Washington, D.C. television markets have a fully competitive multi-channel alternative to cable — WITH local channels.

•	Competitive alternatives to cable did not seriously take form until the launch of DIRECTV® in 1994, later joined by DISH Network in 1996.

•	DBS offered more channels and superior picture and sound quality compared to cable, with one notable exception: consumers were not able to receive their local channels via satellite.

•	In 1999, Congress changed the law, allowing satellite carriers to offer local channels. Only at this point did DBS become a viable competitive alternative to cable, at least in the six markets in Pennsylvania in which DIRECTV and DISH Network began delivering local channels.

5 THE ECHOSTAR/HUGHES MERGER	SOURCE:	NIELSEN MEDIA RESEARCH, SEPT. 2001; SKYRESEARCH, FEB. 2002; ECHOSTAR AND DIRECTV, JAN. 31, 2002

HOUSEHOLDS WITH NO COMPETITIVE ALTERNATIVE TODAY

PENNSYLVANIA

•	As shown by this map, Pennsylvania TV households outside the Buffalo, Harrisburg et al, New York, Philadelphia, Pittsburgh and Washington, D.C. television markets do not have a true competitive alternative to cable.

•	Customers who live in markets in which DBS does not provide local channels are forced to either pay additional subscription fees for a basic cable service to receive their local channels, or install an off-air roof-top antenna — and hope for good reception.

•	Neither DIRECTV nor DISH Network have sufficient spectrum, alone, to provide all local channels as well as the national pay cable networks to viewers in every one of the 11 local channel markets in Pennsylvania.

6 THE ECHOSTAR/HUGHES MERGER	SOURCE:	NIELSEN MEDIA RESEARCH, SEPT. 2001; SKYRESEARCH, FEB. 2002; ECHOSTAR AND DIRECTV, JAN. 31, 2002

TV HOUSEHOLDS WITH COMPETITIVE ALTERNATIVE AFTER MERGER

PENNSYLVANIA

•	DIRECTV and DISH Network engineering teams have developed a system that is TECHNOLOGICALLY FEASIBLE and ECONOMICALLY VIABLE for the merged company to deliver full local broadcast service, in all 210 U.S. television markets, including full compliance with federal must carry provisions.

•	The merger of DIRECTV and DISH Network will enable a fully competitive cable alternative — DBS service with local channels — in EVERY television market across the country, including all 11 markets in Pennsylvania.

7 THE ECHOSTAR/HUGHES MERGER	SOURCE:	NIELSEN MEDIA RESEARCH, SEPT. 2001; ECHOSTAR, HUGHES, FEB. 2002

WITHOUT MERGER: INEFFICIENT SPECTRUM USE

•	The merger will end the inefficient use of spectrum by eliminating the need for each company to transmit more than 500 channels of duplicative programming.

•	The merger will combine each company’s spectrum and advanced satellite assets, making the plan technically achievable.

•	The merger will combine the companies’ subscriber bases, making service to smaller markets commercially feasible.

8 THE ECHOSTAR/HUGHES MERGER	SOURCE:	ECHOSTAR, HUGHES, FEB. 2002

WITH MERGER: SPECTRUM EFFICIENCIES ACHIEVED

PENNSYLVANIA

•	Implementation could begin immediately following merger approval, and the rollout can be completed within about 24-36 months thereafter, allowing delivery of local channels to all 4.6 million TV households in Pennsylvania.

9 THE ECHOSTAR/HUGHES MERGER	SOURCE:	NIELSEN MEDIA RESEARCH, SEPT. 2001; ECHOSTAR, HUGHES, FEB. 2002

NATIONAL PRICING

•	Consumers across the country will pay the same price for their DBS subscription services, regardless of where they reside. We are one nation, and we will offer one rate card.

•	For example: a resident of Milwaukee will pay the same fee for his or her local channel package as a customer in Cedarville, Ohio; a resident of Burlington, Vermont, will pay the same price for HBO as a customer in Salt Lake City; and a resident of Mountlake Terrace, Washington, will pay the same price for a basic 125-channel programming package as a customer in New York City.

10 THE ECHOSTAR/HUGHES MERGER	SOURCE:	ECHOSTAR, HUGHES, FEB. 2002

BROADBAND: THE DIGITAL “HAVE NOTS”

PENNSYLVANIA

•	Another benefit of the EchoStar and HUGHES merger comes in the form of competitively priced high-speed Internet access, and the end of the so-called “digital divide” that exists in the “wired” world today.

•	This map clearly shows the areas where households do not have access to DSL or cable modem service — the digital “have nots”.

•	The primary reason for this is simply the expense of rolling out “wired” technologies, such as DSL and cable modem service, to millions of homes, particularly to those beyond the boundaries of urban and suburban markets.

•	Both EchoStar and HUGHES believe many of the “have nots” would be interested in fairly-priced, bundled video and high-speed data services.

11 THE ECHOSTAR/HUGHES MERGER	SOURCE:	THE BUXTON COMPANY, “BROADBAND DEPLOYMENT,” JAN. 2002

MERGER BRIDGES THE “DIGITAL DIVIDE”

PENNSYLVANIA

•	The merger will bridge the digital divide in Pennsylvania by providing consumers in every community with a competitively priced high-speed “broadband solution” available to them regardless of their location.

•	The efficiencies gained from the merged company’s combined customer base will enable a high-speed Internet service to be offered that is not only price-competitive with existing providers in urban settings, but also a tremendous benefit for rural customers for whom DSL and cable modem service are unlikely to be available for years to come, if ever.

•	The merger will provide the technical and economic infrastructure to convert every household in Pennsylvania and the country to a digital “have.”

12 THE ECHOSTAR/HUGHES MERGER	SOURCE:	THE BUXTON COMPANY, “BROADBAND DEPLOYMENT,” JAN. 2002

ONE NATION, ONE DISH

•	Bringing all local channels and broadband service to all consumers’ homes is not a simple endeavor. However, the DIRECTV and DISH Network engineering teams have designed a system that enables the receipt of local channels, other entertainment services AND high-speed Internet access using one consumer-friendly mini-dish.

•	An 18 x 22-inch dish will enable the receipt of signals from the merged company’s three orbital slots.

•	New equipment will process signals from existing spacecraft as well as advanced satellites the merged company will launch to deliver the remaining local broadcast channels and high-speed Internet services to consumers in all states.

•	Equipment will be provided to existing DBS customers AT NO CHARGE — including free service call and installation — to receive their new local channels.

13 THE ECHOSTAR/HUGHES MERGER	SOURCE:	ECHOSTAR, HUGHES, FEB. 2002

CABLE INDUSTRY REMAINS DOMINANT MULTI-CHANNEL VIDEO PROVIDER

•	Eight years after the introduction of DBS services, 78% of multi-channel video subscribers still receive their programming from a franchised cable operator.

•	Cable operators’ market dominance has been strengthened by their upgrades to digital video and cable modem services.

•	The cable industry’s market dominance is further evidenced by its continual price increases to consumers: 37% on average since 1996.

•	The spectrum constraints which exist today will forever keep a separate DIRECTV and DISH Network at a competitive disadvantage to cable for those consumers who live in markets where local channels are not offered by DBS.

14 THE ECHOSTAR/HUGHES MERGER	SOURCE:	FCC EIGHTH ANNUAL REPORT, “ANNUAL ASSESSMENT OF THE STATUS OF COMPETITION IN THE MARKET FOR THE DELIVERY OF VIDEO PROGRAMMING,” JAN. 14, 2002, PP. 11, 87; ECHOSTAR AND DIRECTV, JAN. 31, 2002; “REPORT ON CABLE INDUSTRY PRICES,” FEDERAL COMMUNICATIONS COMMISSION, FEB. 14, 2001, P. 9, AND DEC. 15, 1997, P. 7

LOCAL CHANNELS AND BROADBAND FOR ALL AMERICANS

•	The merger of spectrum at the three orbital slots eliminates these disadvantages through the addition of an enhanced satellite infrastructure that will enable delivery of local channels in EVERY one of the 210 television markets across the country.

•	The merger of EchoStar and HUGHES ensures that prices for video AND data services will be the same throughout the country, whether the market is rural or urban/suburban: “one nation, one rate card.”

•	The merged company will bridge the “digital divide” by moving satellite high-speed Internet access from its current high-priced niche to being price-competitive with existing providers — a tremendous benefit for rural customers where DSL and cable modem service are unlikely to be available for years to come.

•	The EchoStar and HUGHES merger merits broad scale support for the clear and definitive benefits it will bring the residents of Pennsylvania and all Americans.

15 THE ECHOSTAR/HUGHES MERGER	SOURCE:	FCC EIGHTH ANNUAL REPORT, “ANNUAL ASSESSMENT OF THE STATUS OF COMPETITION IN THE MARKET FOR THE DELIVERY OF VIDEO PROGRAMMING,” JAN. 14, 2002, PP. 11, 87; ECHOSTAR AND DIRECTV, JAN. 31, 2002

THE ECHOSTAR/HUGHES MERGER

•	Local Channels, All Americans

•	One Nation, One Rate Card

•	Eliminates the “Digital Divide”

TRUE COMPETITION FOR 107 MILLION HOUSEHOLDS

16 THE ECHOSTAR/HUGHES MERGER

SEC LEGEND

In connection with the proposed transactions, General Motors Corporation (“GM”), HEC Holdings, Inc. (“Hughes Holdings”) and EchoStar Communications Corporation (“EchoStar”) have filed amended preliminary materials with the Securities and Exchange Commission (“SEC”), including a Registration Statement of Hughes Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be further amended. Holders of GM $1-2/3 and GM Class H common stock are urged to read the definitive versions of these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. The preliminary materials, the definitive versions of these materials and other relevant materials (when they become available), and any other documents filed by GM, Hughes Electronics Corporation (“Hughes”), Hughes Holdings or EchoStar with the SEC may be obtained for free at the SEC’s website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM’s solicitation of consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the amended preliminary consent solicitation statement/information statement/prospectus filed with the SEC and the definitive consent solicitation statement/information statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes, Hughes Holdings or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

17 THE ECHOSTAR/HUGHES MERGER

THE ECHOSTAR/HUGHES MERGER

LOCAL CHANNELS AND COMPETITIVE BROADBAND
FOR ALL CONSUMERS IN TENNESSEE

SEPTEMBER 2002

THE BENEFITS OF THE ECHOSTAR/HUGHES MERGER

February 26, 2002

EchoStar Communications Corporation, Hughes Electronics and General Motors believe that consumers will reap tremendous benefits from the merger of EchoStar and HUGHES. The companies’ two services, DISH Network and DIRECTV®, today each transmit a total of MORE THAN 500 IDENTICAL CHANNELS. Consumers will benefit from the massive increase in Direct Broadcast Satellite (DBS) satellite capacity that will result from the elimination of this DUPLICATIVE PROGRAMMING. Indeed, as a direct result of the completion of this merger, consumers across the continental United States, Alaska and Hawaii will have access to local broadcast channels with digital-quality television picture and CD-quality sound IN EVERY ONE OF THE 210 TELEVISION MARKETS NATIONWIDE AND SPECIFICALLY ALL 8 MARKETS IN TENNESSEE.

Subsequent to the announcement of the merger agreement on October 28, 2001, a series of pre-merger transition meetings between DISH Network and DIRECTV engineers have been held to analyze the technical feasibility of a “Local Channels, All Americans” plan by which the merged company could offer every U.S. consumer access to satellite-delivered local television signals. After an exhaustive examination of each company’s spectrum and satellite assets, the engineers determined that this plan could become a reality. In a satellite application filed yesterday with the Federal Communications Commission, EchoStar and HUGHES detailed a TECHNICALLY AND COMMERCIALLY FEASIBLE PLAN to build, launch and operate spot-beam spacecraft that will serve all 210 Designated Market Areas (“DMAs”) in the United States, including full compliance with must carry requirements.

New set-top boxes and satellite dishes will be deployed that will be capable of receiving satellite signals from multiple orbital positions. The new receiving equipment will be made available FREE OF CHARGE to all existing DIRECTV and DISH Network subscribers who may need it in order to receive their local channels.

     ...CONTINUED

2 THE ECHOSTAR/HUGHES MERGER

...CONTINUED

Consumers across the country will pay the same price for services delivered by the merged DBS service, i.e., ONE NATION, ONE RATE CARD, regardless of a subscriber’s location. Implementation of the plan will begin immediately upon regulatory approval of the merger, and the rollout can be completed within about 24-36 months thereafter.

The merged company also will establish itself as a source of meaningful satellite-based broadband competition to cable modem and DSL offerings, fulfilling the mission to provide affordable high-speed Internet access to all of America, including the most rural areas of the country. The “digital divide” in the United States is real: some 40 million households in the United States do not have access to high-speed Internet and data services, in large part due to the high cost of wiring homes for these services in less densely populated areas.

Combined, EchoStar and HUGHES will create a more robust satellite platform that will liberate these digital “have nots” by serving every household in the nation, including every household in Tennessee, and will have the subscriber base and financial means to move current Ku-band satellite broadband offerings from their status as expensive “niche” services to a more competitive price point for consumers, and then ensure that next-generation Ka-band satellite broadband service becomes a reality for consumers everywhere in the United States.

The combined EchoStar-HUGHES will achieve a new level of vigorous competition to incumbent cable operators, and will not have anticompetitive effects in any market. As this booklet illustrates, the benefits from this merger will allow all consumers in Tennessee to receive their full complement of local channels and national entertainment networks, as well as provide a new source of meaningful satellite-based broadband competition.

# # #

3 THE ECHOSTAR/HUGHES MERGER

CABLE FRANCHISE AREAS

TENNESSEE

•	Despite the rapid growth of DBS since 1994, cable television clearly remains the dominant provider of multi-channel pay TV services across Tennessee.

•	About 1.4 million of the 2.1 million TV households in Tennessee subscribe to a cable service, which equates to about 66% of all Tennessee households.

4 THE ECHOSTAR/HUGHES MERGER	SOURCE: SKYRESEARCH, FEB. 2002

HOUSEHOLDS WITH ACCESS TO DBS WITH LOCAL CHANNELS

TENNESSEE

•	In Tennessee, only those DBS TV households within the Knoxville, Memphis and Nashville television markets have a fully competitive multi-channel alternative to cable — WITH local channels.

•	Competitive alternatives to cable did not seriously take form until the launch of DIRECTV® in 1994, later joined by DISH Network in 1996.

•	DBS offered more channels and superior picture and sound quality compared to cable, with one notable exception: consumers were not able to receive their local channels via satellite.

•	In 1999, Congress changed the law, allowing satellite carriers to offer local channels. Only at this point did DBS become a viable competitive alternative to cable, at least in the three markets in Tennessee in which DIRECTV and DISH Network began delivering local channels.

5 THE ECHOSTAR/HUGHES MERGER	SOURCE:	NIELSEN MEDIA RESEARCH, SEPT. 2001; SKYRESEARCH, FEB. 2002; ECHOSTAR AND DIRECTV, JAN. 31, 2002

HOUSEHOLDS WITH NO COMPETITIVE ALTERNATIVE TODAY

TENNESSEE

•	As shown by this map, Tennessee TV households outside the Knoxville, Memphis and Nashville television markets do not have a true competitive alternative to cable.

•	Customers who live in markets in which DBS does not provide local channels are forced to either pay additional subscription fees for a basic cable service to receive their local channels, or install an off-air roof-top antenna — and hope for good reception.

•	Neither DIRECTV nor DISH Network have sufficient spectrum, alone, to provide all local channels as well as the national pay cable networks to viewers in every one of the 8 local channel markets in Tennessee.

6 THE ECHOSTAR/HUGHES MERGER	SOURCE:	NIELSEN MEDIA RESEARCH, SEPT. 2001; SKYRESEARCH, FEB. 2002; ECHOSTAR AND DIRECTV, JAN. 31, 2002

TV HOUSEHOLDS WITH COMPETITIVE ALTERNATIVE AFTER MERGER

TENNESSEE

•	DIRECTV and DISH Network engineering teams have developed a system that is TECHNOLOGICALLY FEASIBLE and ECONOMICALLY VIABLE for the merged company to deliver full local broadcast service, in all 210 U.S. television markets, including full compliance with federal must carry provisions.

•	The merger of DIRECTV and DISH Network will enable a fully competitive cable alternative — DBS service with local channels — in EVERY television market across the country, including all 8 markets in Tennessee.

7 THE ECHOSTAR/HUGHES MERGER	SOURCE:	NIELSEN MEDIA RESEARCH, SEPT. 2001; ECHOSTAR, HUGHES, FEB. 2002

WITHOUT MERGER: INEFFICIENT SPECTRUM USE

•	The merger will end the inefficient use of spectrum by eliminating the need for each company to transmit more than 500 channels of duplicative programming.

•	The merger will combine each company’s spectrum and advanced satellite assets, making the plan technically achievable.

•	The merger will combine the companies’ subscriber bases, making service to smaller markets commercially feasible.

8 THE ECHOSTAR/HUGHES MERGER	SOURCE: ECHOSTAR, HUGHES, FEB. 2002

WITH MERGER: SPECTRUM EFFICIENCIES ACHIEVED

TENNESSEE

•	Implementation could begin immediately following merger approval, and the rollout can be completed within about 24-36 months thereafter, allowing delivery of local channels to all 2.1 million TV households in Tennessee.

9 THE ECHOSTAR/HUGHES MERGER	SOURCE:	NIELSEN MEDIA RESEARCH, SEPT. 2001; ECHOSTAR, HUGHES, FEB. 2002

NATIONAL PRICING

•	Consumers across the country will pay the same price for their DBS subscription services, regardless of where they reside. We are one nation, and we will offer one rate card.

•	For example: a resident of Milwaukee will pay the same fee for his or her local channel package as a customer in Cedarville, Ohio; a resident of Burlington, Vermont, will pay the same price for HBO as a customer in Salt Lake City; and a resident of Mountlake Terrace, Washington, will pay the same price for a basic 125-channel programming package as a customer in New York City.

10 THE ECHOSTAR/HUGHES MERGER	SOURCE: ECHOSTAR, HUGHES, FEB. 2002

BROADBAND: THE DIGITAL “HAVE NOTS”

TENNESSEE

•	Another benefit of the EchoStar and HUGHES merger comes in the form of competitively priced high-speed Internet access, and the end of the so-called “digital divide” that exists in the “wired” world today

•	This map clearly shows the areas where households do not have access to DSL or cable modem service — the digital “have nots”.

•	The primary reason for this is simply the expense of rolling out “wired” technologies, such as DSL and cable modem service, to millions of homes, particularly to those beyond the boundaries of urban and suburban markets.

•	Both EchoStar and HUGHES believe many of the “have nots” would be interested in fairly-priced, bundled video and high-speed data services.

11 THE ECHOSTAR/HUGHES MERGER	SOURCE:	THE BUXTON COMPANY, “BROADBAND DEPLOYMENT,” JAN. 2002

MERGER BRIDGES THE BROADBAND “DIGITAL DIVIDE”

TENNESSEE

•	The merger will bridge the digital divide in Tennessee by providing consumers in every community with a competitively priced high-speed “broadband solution” available to them regardless of their location.

•	The efficiencies gained from the merged company’s combined customer base will enable a high-speed Internet service to be offered that is not only price-competitive with existing providers in urban settings, but also a tremendous benefit for rural customers for whom DSL and cable modem service are unlikely to be available for years to come, if ever.

•	The merger will provide the technical and economic infrastructure to convert every household in Tennessee and the country to a digital “have.”

12 THE ECHOSTAR/HUGHES MERGER	SOURCE:	THE BUXTON COMPANY, “BROADBAND DEPLOYMENT,” JAN. 2002

ONE NATION, ONE DISH

•	Bringing all local channels and broadband service to all consumers’ homes is not a simple endeavor. However, the DIRECTV and DISH Network engineering teams have designed a system that enables the receipt of local channels, other entertainment services AND high-speed Internet access using one consumer-friendly mini-dish.

•	An 18 x 22-inch dish will enable the receipt of signals from the merged company’s three orbital slots.

•	New equipment will process signals from existing spacecraft as well as advanced satellites the merged company will launch to deliver the remaining local broadcast channels and high-speed Internet services to consumers in all states.

•	Equipment will be provided to existing DBS customers AT NO CHARGE — including free service call and installation — to receive their new local channels.

13 THE ECHOSTAR/HUGHES MERGER	SOURCE:	ECHOSTAR, HUGHES, FEB. 2002

CABLE INDUSTRY REMAINS DOMINANT MULTI-CHANNEL VIDEO PROVIDER

•	Eight years after the introduction of DBS services, 78% of multi-channel video subscribers still receive their programming from a franchised cable operator.

•	Cable operators’ market dominance has been strengthened by their upgrades to digital video and cable modem services.

•	The cable industry’s market dominance is further evidenced by its continual price increases to consumers: 37% on average since 1996.

•	The spectrum constraints which exist today will forever keep a separate DIRECTV and DISH Network at a competitive disadvantage to cable for those consumers who live in markets where local channels are not offered by DBS.

14 THE ECHOSTAR/HUGHES MERGER	SOURCE:	FCC EIGHTH ANNUAL REPORT, “ANNUAL
ASSESSMENT OF THE STATUS OF COMPETITION IN
THE MARKET FOR THE DELIVERY OF VIDEO
PROGRAMMING,” JAN. 14, 2002, PP. 11, 87; ECHOSTAR
AND DIRECTV, JAN. 31, 2002; “REPORT ON CABLE
INDUSTRY PRICES,” FEDERAL COMMUNICATIONS
COMMISSION, FEB. 14, 2001, P. 9, AND DEC. 15, 1997,
P. 7

LOCAL CHANNELS AND BROADBAND FOR ALL AMERICANS

•	The merger of spectrum at the three orbital slots eliminates these disadvantages through the addition of an enhanced satellite infrastructure that will enable delivery of local channels in EVERY one of the 210 television markets across the country.

•	The merger of EchoStar and HUGHES ensures that prices for video AND data services will be the same throughout the country, whether the market is rural or urban/suburban: “one nation, one rate card.”

•	The merged company will bridge the “digital divide” by moving satellite high-speed Internet access from its current high-priced niche to being price-competitive with existing providers — a tremendous benefit for rural customers where DSL and cable modem service are unlikely to be available for years to come.

•	The EchoStar and HUGHES merger merits broad scale support for the clear and definitive benefits it will bring the residents of Tennessee and all Americans.

15 THE ECHOSTAR/HUGHES MERGER	FCC EIGHTH ANNUAL REPORT, “ANNUAL ASSESSMENT OF THE STATUS OF COMPETITION IN THE MARKET FOR THE DELIVERY OF VIDEO PROGRAMMING,” JAN. 14, 2002, PP. 11, 87; ECHOSTAR AND DIRECTV, JAN. 31, 2002

THE ECHOSTAR/HUGHES MERGER

•	Local Channels, All Americans

•	One Nation, One Rate Card

•	Eliminates the “Digital Divide”

TRUE COMPETITION FOR 107 MILLION HOUSEHOLDS

16 THE ECHOSTAR/HUGHES MERGER

SEC LEGEND

In connection with the proposed transactions, General Motors Corporation (“GM”), HEC Holdings, Inc. (“Hughes Holdings”) and EchoStar Communications Corporation (“EchoStar”) have filed amended preliminary materials with the Securities and Exchange Commission (“SEC”), including a Registration Statement of Hughes Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be further amended. Holders of GM $1-2/3 and GM Class H common stock are urged to read the definitive versions of these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. The preliminary materials, the definitive versions of these materials and other relevant materials (when they become available), and any other documents filed by GM, Hughes Electronics Corporation (“Hughes”), Hughes Holdings or EchoStar with the SEC may be obtained for free at the SEC’s website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM’s solicitation of consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the amended preliminary consent solicitation statement/information statement/prospectus filed with the SEC and the definitive consent solicitation statement/information statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes, Hughes Holdings or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

17 THE ECHOSTAR/HUGHES MERGER